SCHEDULE A
to the
INVESTMENT ADVISORY AGREEMENT
Dated July 25, 2018 between
ETF SERIES SOLUTIONS
and
Defiance ETFs, LLC

Fund	Rate
Defiance Next Gen Video Gaming ETF	0.30%
Defiance Quantum ETF	0.40%
Defiance Next Gen Medical Innovation ETF	0.30%
Defiance Next Gen Connectivity ETF	0.30%
Defiance Next Gen Food & Agriculture ETF	0.30%
Defiance Junior Cyber Security ETF	0.45%
Defiance Junior Cloud Computing and Big Data ETF	0.45%
Defiance Junior Biotechnology ETF	0.45%
Defiance Junior Applied AI ETF	0.45%
Defiance Encrypted Software Technologies ETF	0.45%

IN WITNESS WHEREOF, the parties hereto have caused this Schedule A to be signed on their behalf by their duly authorized officers as of October 3, 2019.
ETF SERIES SOLUTIONS, on behalf of each Fund listed on this Schedule A

By: /s/ Michael D. Barolsky
Name: Michael D. Barolsky
Title: Vice President

Defiance ETFs LLC

By: /s/ Paul Dellaquila
Name:     Paul Dellaquila
Title:     President